July 17, 2024 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549 Attn: Melissa Kindelan Christine Dietz Re: NCR Atleos Corp Form 10-K for the fiscal year ended December 31, 2023 Form 8-K/A Furnished March 26, 2024 Form 8-K Furnished May 13, 2024 File No. 001-41728 Dear Division of Corporation Finance, Office of Technology: This letter is to confirm receipt by NCR Atleos Corp (the “Company”) of the letter, dated July 15, 2024, which sets forth comments from the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission regarding the filing referenced above. Pursuant to the e-mail correspondence on July 17, 2024, between Andrew R. DuVall, Chief Accounting Officer, of the Company and Christine Dietz, Senior Staff Accountant, of the Staff, please note that the Company intends to provide, via EDGAR, the response requested in your letter on or before August 9, 2024. In the interim, please do not hesitate to contact me at 770-689-2190 if you have any questions or if we can be of assistance in any way. Sincerely, /s/ Paul J. Campbell Paul J. Campbell Executive Vice President and Chief Financial Officer NCR Atleos Corp cc: Ricardo J. Nuñez, NCR Atleos Corp Keith M. Townsend, King & Spalding LLP Trevor G. Pinkerton, King & Spalding LLP